

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

<u>Via E-mail</u>
Douglas Johns
General Counsel
Momentive Performance Materials Inc.
260 Hudson River Road
Waterford, New York 12188

> **Re: Momentive Performance Materials Inc.**
> **Form T-3**
> **Filed August 22, 2014**
> **File No. 022-28998**
>
> **Form T-3**
> **Filed August 22, 2014**
> **File No. 022-28999**

Dear Mr. Douglas:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter by promptly amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form T-3 File No. 022-28998 filed August 22, 2014</u>

1. We note that you have not yet filed the Form T-1. Upon the selection of an eligible trustee and prior to the effectiveness of the Form T-3, you must file a Form T-1 as an exhibit to the Form T-3.

2. We note the disclosure statement for the joint plan of reorganization is dated June 23, 2014. Based on the foregoing facts, it appears that the solicitation of the plan approval commenced prior to the filing of the Form T-3. Please provide us with a detailed legal analysis of how you have complied with Section 306(c) of the Trust Indenture Act of 1939, which requires that an offer to sell any security which is not registered under the Securities Act and to which

Section 306 is applicable (notwithstanding the provisions of Section 304), can only be made if such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture. For additional guidance see Question 101.05 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website.

Form T-3 File No. 022-28999 filed August 22, 2014

3. We note that you have not yet filed the Form T-1. Upon the selection of an eligible trustee and prior to the effectiveness of the Form T-3, you must file a Form T-1 as an exhibit to the Form T-3.

4. We note the disclosure statement for the joint plan of reorganization is dated June 23, 2014. Based on the foregoing facts, it appears that the solicitation of the plan approval commenced prior to the filing of the Form T-3. Please provide us with a detailed legal analysis of how you have complied with Section 306(c) of the Trust Indenture Act of 1939, which requires that an offer to sell any security which is not registered under the Securities Act and to which Section 306 is applicable (notwithstanding the provisions of Section 304), can only be made if such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture. For additional guidance see Question 101.05 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website.

5. We note that page one defines "Notes" as First-Priority Senior Secured Notes due 2021. However, your cover page indicates that you will issue "Second-Priority Senior Secured Notes due 2022." Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the required information. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending filing, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director